As filed with the Securities and Exchange Commission on September 17, 2024

Securities Act File No. 333-279246

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.    ☐

Post-Effective Amendment No. 1 ☒

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

(Exact Name of Registrant as Specified in Charter)

100 International Drive

Baltimore, Maryland 21202

(Address of Principal Executive Offices) (Zip Code)

877-6LM-FUND/656-3863

(Registrant’s Telephone Number, including Area Code)

Marc De Oliveira

Legg Mason Global Asset Management Trust

100 First Stamford Place

Stamford, Connecticut 06902

(Name and Address of Agent for Service)

Copy to:

Roger P. Joseph, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

Title of securities being registered: Class A, Class C, Class I and Class IS of ClearBridge Value Fund and ClearBridge Small Cap Fund

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

EXPLANATORY NOTE

The purpose of this filing is to file as exhibits the final opinions of counsel supporting the tax matters and consequences to shareholders in connection with the reorganizations of ClearBridge Small Cap Value Fund and ClearBridge All Cap Value Fund, each a series of Legg Mason Partners Investment Trust , with and into ClearBridge Small Cap Fund and ClearBridge Value Fund, respectively, each a series of Legg Mason Global Asset Management Trust, as required by Item 16(12) of Form N-14.

Parts A and B are incorporated herein by reference to the Registrant’s Registration Statement on Form N-14 filed on July 12, 2024 (Accession No. 0001193125-24-178305).

PART C

OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

Article IX of the Registrant’s Declaration of Trust addresses the limitation of liability and indemnification of the Registrant’s Trustees, officers and others. Section 9.2(a) of the Declaration of Trust provides that no current or former Trustee, officer, or employee of the Registrant will be subject to any personal liability whatsoever to any person, other than the Registrant or its shareholders, in connection with the affairs of the Registrant. Further, Section 9.2(b) of the Declaration of Trust provides that, subject to applicable federal law, no current or former Trustee or officer of the Registrant will be liable to the Registrant or to any shareholder for money damages except:

•	to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services, or
•

to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Section 9.5 of the Declaration of Trust requires that, subject to certain exceptions and limitations expressed in the Declaration of Trust, each current and former Trustee, officer, or employee of the Registrant, including persons who serve at the request of the Registrant as directors, trustees, officers, employees, agents or independent contractors of another organization in which the Registrant has an interest as a shareholder, creditor or otherwise (each, a “Covered Person”), be indemnified by the Registrant to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim in which he becomes involved as a party or otherwise by virtue of his being (or having served) in such position and against amounts paid or incurred by him in settlement thereof. Section 9.5 of the Declaration of Trust further provides that no indemnification shall be provided to the extent such indemnification is prohibited by applicable federal law. The Declaration of Trust also sets forth provisions outlining presumptions that may be made relating to a person’s standard of conduct and when expenses may be advanced.

In addition to the foregoing, the Registrant has entered into an Indemnification Agreement with each of its Trustees that provides for indemnification consistent with the principles described above. These Indemnification Agreements set forth certain procedural aspects with respect to indemnification, including the advancement of expenses, and presumptions relating to the determination of whether the standard of conduct required for indemnification has been met, as well as remedies for the indemnitee in the event that, among other things, determinations as to entitlement to indemnification, advancement of expenses and indemnity payments are not made in accordance with the procedures specified therein.

The Trustees and officers of the Registrant and the personnel of the Registrant’s manager are insured under an errors and omissions liability insurance policy. The Registrant and its officers are also insured under the fidelity bond required by Rule 17g-1 under the Investment Company Act of 1940, as amended. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be provided to Trustees, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is prohibited as against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Under the Distribution Agreement, the Registrant agrees to indemnify Franklin Distributors, LLC (“Franklin Distributors”) (formerly known as Legg Mason Investor Services, LLC), its officers, directors and employees and any person who controls Franklin Distributors within the meaning of Section 15 of the Securities Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith)

which Franklin Distributors, its officers, directors and employees or any such controlling person may incur, under the Securities Act or under common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant’s Registration Statement or arising out of or based upon any alleged omission to state a material fact required to be stated or necessary to make the Registration Statement not misleading, provided that in no event shall anything contained in the Distribution Agreement be construed so as to protect Franklin Distributors or such other parties against any liability to the Registrant or its shareholders to which Franklin Distributors or such other parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of their duties, or by reason of reckless disregard of their obligations and duties under the Distribution Agreement.

The Registrant’s Management Agreements and Subadvisory Agreements provide that the manager or subadvisor, as applicable, assumes no responsibility under the Agreements other than to render the services called for under the Agreements in good faith. The Management Agreements and Subadvisory Agreements further provide that the manager or the subadvisor, as applicable, shall not be liable for any error of judgment or mistake of law, or for any loss arising out of any investment or for any act or omission in the execution of securities transactions for the fund, provided that nothing in the Agreements protect the manager or the subadvisor, as applicable, against any liability to the Fund to which the manager or subadvisor, as applicable, would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Agreements.

ITEM 16. EXHIBITS.

Unless otherwise noted, all references are to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “SEC”) (File Nos. 333-162441 and 811-22338).

(1)

(a)    Amended and Restated Declaration of Trust is incorporated herein by reference to Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on December 13, 2011. (https://www.sec.gov/Archives/edgar/data/1474103/000119312511339589/d264461dex99aii.htm)

(b)    Amended Schedules A and B to the Amended and Restated Declaration of Trust are incorporated herein by reference to Post-Effective Amendment No. 220 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on February 23, 2024. (“Post-Effective Amendment No. 220”). (https://www.sec.gov/Archives/edgar/data/1474103/000119312524044446/d587276dex99a3.htm)

(2)	Bylaws, as amended and restated are incorporated herein by reference to Post-Effective Amendment No. 198 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on September 24, 2020 (“Post-Effective Amendment No. 198”). (https://www.sec.gov/Archives/edgar/data/1474103/000119312520253523/d35320dex99b.htm)

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization is included in Part A to the Registration Statement on Form N-14, as Exhibit 1.

(5)	Instruments defining rights of security holders of the series of the Registrant are contained in the Amended and Restated Declaration of Trust (https://www.sec.gov/Archives/edgar/data/1474103/000119312511339589/d264461dex99aii.htm) and Bylaws (https://www.sec.gov/Archives/edgar/data/1474103/000119312520253523/d35320dex99b.htm), as amended and restated, which are incorporated by reference to Exhibits (1) and (2) of Item 16 of Part C herein.

(6)

(a)    Management Agreement – ClearBridge Small Cap Fund is incorporated herein by reference to Post-Effective Amendment No. 221 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on April 24, 2024 (“Post-Effective Amendment No. 221”).

(b) Management Agreement – ClearBridge Value Fund is incorporated herein by reference to Post-Effective Amendment No. 221.

(c) Subadvisory Agreement with ClearBridge Investments, LLC – ClearBridge Small Cap Fund is incorporated herein by reference to Post-Effective Amendment No. 221.

(d) Subadvisory Agreement with ClearBridge Investments, LLC – ClearBridge Value Fund is incorporated herein by reference to Post-Effective Amendment No. 221.

(e) Subadvisory Agreement with Western Asset Management Company – ClearBridge Small Cap Fund is incorporated herein by reference to Post-Effective Amendment No. 221.

(f) Subadvisory Agreement with Western Asset Management Company – ClearBridge Value Fund is incorporated herein by reference to Post-Effective Amendment No. 221.

(7)	Distribution Agreement for ClearBridge Small Cap Fund and ClearBridge Value Fund is incorporated herein by reference to Post-Effective Amendment No. 198.

(8)	Bonus or Profit Sharing Contracts. None.

(9)

(a)    Custodian Services Agreement with The Bank of New York Mellon dated as of January 1, 2018 is incorporated herein by reference to Post-Effective Amendment No. 168 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on February 22, 2018 (“Post-Effective Amendment No. 168”).

(b) Fund Accounting Services Agreement with The Bank of New York Mellon dated as of January 1, 2018 is incorporated herein by reference to Post-Effective Amendment No. 168.

(c)    Amendment to the Custodian Services Agreement with The Bank of New York Mellon is incorporated herein by reference to Post-Effective Amendment No. 212 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on August 24, 2022 (“Post Effective Amendment No. 212”).

(d) Amendment to the Fund Accounting Services Agreement with The Bank of New York Mellon is incorporated herein by reference to Post-Effective Amendment No. 212.

(10)	(a) Shareholder Services and Distribution Plan pursuant to Rule 12b-1 of the Registrant is incorporated herein by reference to Post-Effective Amendment No. 212.

(b)    Multiple Class Plan pursuant to Rule 18f-3 is incorporated herein by reference to Post-Effective Amendment No. 158 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on September 22, 2017.

(11)

Opinion and Consent of Venable LLP as to the legality of the securities being registered is incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form  N-14, SEC File No. 333-279246, filed on May 9, 2024 (“Form N-14 Registration Statement”).

(12)

(a)    Opinion of Morgan, Lewis  & Bockius LLP supporting tax matters and consequences to shareholders discussed in the Prospectus/Information Statement with respect to the reorganization of ClearBridge Small Cap Fund and ClearBridge Small Cap Value Fund is filed herewith.

(b)    Opinion of Morgan, Lewis  & Bockius LLP supporting tax matters and consequences to shareholders discussed in the Prospectus/Information Statement with respect to the reorganization of ClearBridge Value Fund and ClearBridge All Cap Value Fund is filed herewith.

(13)

(a)    Transfer Agent and Shareholder Services Agreement with Franklin Templeton Investor Services, LLC is incorporated by reference to Post-Effective Amendment No. 213 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on September 23, 2022.

(b)    Board Resolutions Regarding Expense Limitation Arrangements are incorporated by reference to Post-Effective Amendment No. 218 to the Registrant’s Registration Statement on Form N-1A as filed with the SEC on November 24, 2023.

(14)

Consents of Independent Registered Public Accounting Firm are incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-14, SEC File No. 333-279246, filed on July 12, 2024.

(15)	Not Applicable.

(16)	Powers of Attorney are incorporated herein by reference to the corresponding exhibit of the Form N-14 Registration Statement.

(17)	(a) Prospectus and Statement of Additional Information of ClearBridge Small Cap Fund are incorporated herein by reference to Post-Effective Amendment No. 220.

(b) Prospectus and Statement of Additional Information of ClearBridge Value Fund are incorporated herein by reference to Post-Effective Amendment No. 220.

(c)    Audited financials as included in the Annual Report of ClearBridge Small Cap Fund, dated October 31, 2023 are incorporated herein by reference to Registrant Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, as filed with the SEC on January 3, 2024 (“Registrant Form N-CSR”).

(d) Audited financials as included in the Annual Report of ClearBridge Value Fund dated October 31, 2023 are incorporated herein by reference to Registrant Form N-CSR.

ITEM 17. UNDERTAKINGS.

(i)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (i) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Legg Mason Global Asset Management Trust, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on September 17, 2024.

Legg Mason Global Asset Management Trust
on behalf of its series
ClearBridge Small Cap Fund
ClearBridge Value Fund

By:	/s/ Jane E. Trust
Name: Jane E. Trust
Title: President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on September 17, 2024.

Signature	Title

/s/ Jane E. Trust
Jane E. Trust	President, Chief Executive Officer and Trustee

/s/ Christopher Berarducci
Christopher Berarducci	Treasurer and Principal Financial Officer

/s/ Andrew L. Breech*
Andrew L. Breech	Trustee

/s/ Stephen R. Gross*
Stephen R. Gross	Trustee

/s/ Susan Heilbron*
Susan Heilbron	Trustee

/s/ Arnold L. Lehman*
Arnold L. Lehman	Trustee

/s/ Robin J.W. Masters*
Robin J.W. Masters	Trustee

/s/ Kenneth Miller*
Kenneth Miller	Trustee

/s/ G. Peter O’Brien*
G. Peter O’Brien	Trustee

/s/ Thomas F. Schlafly*
Thomas F. Schlafly	Trustee

*By:	/s/ Jane E. Trust
Jane E. Trust, as Agent

* Attorney in Fact, pursuant to Power of Attorney.

Exhibit Index

Exh. (12)(a)	Opinion of Morgan, Lewis & Bockius LLP supporting tax matters and consequences to shareholders discussed in the Prospectus/Information Statement with respect to the reorganization of ClearBridge Small Cap Fund and ClearBridge Small Cap Value Fund is filed herewith.

Exh. (12)(b)	Opinion of Morgan, Lewis & Bockius LLP supporting tax matters and consequences to shareholders discussed in the Prospectus/Information Statement with respect to the reorganization of ClearBridge Value Fund and ClearBridge All Cap Value Fund is filed herewith.